Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2019 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Financial Statements

Contents

Page

Condensed Consolidated Unaudited Interim Statements of Financial Position

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

Condensed Consolidated Unaudited Interim Statements of Cash Flows

Notes to the Condensed Consolidated Unaudited Interim Financial Statements
F-2 F-3 F-4 - F-7 F-8 F-9 - F-28

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,	June 30,
		2019	2018	2019
		(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
				into US$ in
	Note	€ in thousands		thousands*

Assets
Current assets
Cash and cash equivalents		55,535	36,882	63,253
Marketable securities	5	2,204	2,132	2,510
Restricted cash and marketable securities	5	1,315	4,653	1,498
Receivable from concession project		1,390	1,292	1,583
Financial assets		1,354	1,282	1,542
Trade and other receivables	6	11,407	12,623	12,992
		73,205	58,864	83,378
Non-current assets
Investment in equity accounted investee	7	29,158	27,746	33,210
Advances on account of investments		843	798	960
Receivable from concession project		26,510	25,710	30,194
Fixed assets		128,766	87,220	146,662
Right-of-use asset		4,134	-	4,709
Intangible asset		4,987	4,882	5,680
Restricted cash and deposits	5	10,917	2,062	12,434
Deferred tax		2,903	2,423	3,306
Long term receivables	6	6,658	1,455	7,583
		214,876	152,296	244,738
Total assets		288,081	211,160	328,116

Liabilities and Equity
Current liabilities
Current maturities of long term loans		6,932	5,864	7,895
Debentures		9,266	8,758	10,554
Trade payables		3,191	2,126	3,632
Other payables		2,985	3,103	3,400
		22,374	19,851	25,481
Non-current liabilities
Lease liability		3,940	-	4,488
Long-term loans		120,818	60,228	137,609
Debentures		40,542	42,585	46,176
Deferred tax		6,485	6,219	7,386
Other long-term liabilities		11,318	5,320	12,891
		183,103	114,352	208,550
Total liabilities		205,477	134,203	234,031

Equity
Share capital		19,988	19,980	22,766
Share premium		58,358	58,344	66,469
Treasury shares		(1,736)	(1,736)	(1,977)
Transaction reserve with non-controlling Interests		5,614	-	6,394
Reserves		1,156	1,169	1,317
Retained earnings (accumulated deficit)		(1,993)	758	(2,270)
Total equity attributed to shareholders of the Company		81,387	78,515	92,699
Non-Controlling Interest		1,217	(1,558)	1,386
Total equity		82,604	76,957	94,085
Total liabilities and equity		288,081	211,160	328,116

* Convenience translation into US$ (exchange rate as at June 30, 2019: EUR 1 = US$ 1.139)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Comprehensive Income (Loss)

	For the six	For the six	For the year	For the six
	months ended	months ended	ended December	months ended
	June 30, 2019	June 30, 2018	31, 2018	June 30, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands (except per share amounts)			into US$*

Revenues	10,303	8,151	18,117	11,735
Operating expenses	(3,455)	(2,610)	(6,342)	(3,935)
Depreciation and amortization expenses	(3,043)	(2,767)	(5,816)	(3,466)
Gross profit	3,805	2,774	5,959	4,334

Project development costs	(2,714)	(1,771)	(2,878)	(3,091)
General and administrative expenses	(1,879)	(1,977)	(3,600)	(2,140)
Share of profits of equity accounted investee	31	501	2,545	35
Other income, net	-	73	884	-
Operating profit (Loss)	(757)	(400)	2,910	(862)

Financing income	870	1,588	2,936	991
Financing income in connection with derivatives, net	460	285	494	524
Financing expenses	(4,457)	(2,789)	(5,521)	(5,076)
Financing expenses, net	(3,127)	(916)	(2,091)	(3,561)

Profit (loss) before taxes on income	(3,884)	(1,316)	819	(4,423)
Tax benefit (Taxes on income)	(514)	182	(215)	(585)
Profit (loss) for the period	(4,398)	(1,134)	604	(5,008)
Profit (loss) attributable to:
Owners of the Company	(2,751)	(898)	1,057	(3,132)
Non-controlling interests	(1,647)	(236)	(453)	(1,876)
Profit (loss) for the period	(4,398)	(1,134)	604	(5,008)

Other comprehensive income (loss) items that
after initial recognition in comprehensive income
(loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign
Operations	982	(799)	(787)	1,119
Effective portion of change in fair value of cash flow
Hedges	(368)	(724)	(1,008)	(419)
Net change in fair value of cash flow hedges
transferred to profit or loss	(1,104)	478	643	(1,257)
Total other comprehensive loss	(490)	(1,045)	(1,152)	(557)
Total comprehensive loss for the period	(4,888)	(2,179)	(548)	(5,565)

Basic earnings (loss) per share	(0.26)	(0.08)	0.10	(0.29)
Diluted earnings (loss) per share	(0.26)	(0.08)	0.10	(0.29)

* Convenience translation into US$ (exchange rate as at June 30, 2019: EUR 1 = US$ 1.139)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
	Share capital	Share Premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests	Total
		€ in thousands
For the six month ended June 30, 2019 (unaudited)
Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Loss for the period	-	-	(2,751)	-	-	-	-	(2,751)	(1,647)	(4,398)
Other comprehensive loss for the period	-	-	-	-	1,459	(1,472)	-	(13)	(477)	(490)
Total comprehensive loss for the period	-	-	(2,751)	-	1,459	(1,472)	-	(2,764)	(2,124)	(4,888)

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests (see Note 7)	-	-	-	-	-	-	5,614	5,614	4,899	10,513
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at June 30, 2019	19,988	58,358	(1,993)	(1,736)	2,855	(1,699)	5,614	81,387	1,217	82,604

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

								Non-
								controlling	Total
	Attributable to shareholders of the Company							Interests	Equity
			Retained earnings		Translation reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	Premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the six month ended June 30, 2018 (unaudited)
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Loss for the period	-	-	(898)	-	-	-	(898)	(236)	(1,134)
Other comprehensive loss for the period	-	-	-	-	(822)	(246)	(1,068)	23	(1,045)
Total comprehensive loss for the period	-	-	(898)	-	(822)	(246)	(1,966)	(213)	(2,179)

Transactions with owners of the Company,
recognized directly in equity:
Share-based payments	-	2	-	-	-	-	2	-	2

Balance as at June 30, 2018	19,980	58,341	(1,197)	(1,736)	1,397	(108)	76,677	(1,354)	75,323

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

								Non-
								controlling	Total
	Attributable to shareholders of the Company							Interests	Equity
			Retained earnings		Translation reserve from
	Share	Share	(accumulated	Treasury	foreign	Hedging
	capital	premium	deficit)	shares	operations	Reserve	Total
	€ in thousands

For the year ended December 31, 2018 (audited)
Balance as at January 1, 2018	19,980	58,339	(299)	(1,736)	2,219	138	78,641	(1,141)	77,500
Profit for the year	-	-	1,057	-	-	-	1,057	(453)	604
Other comprehensive income (loss) for the year	-	-	-	-	(823)	(365)	(1,188)	36	(1,152)
Total comprehensive income (loss) for the year	-	-	1,057	-	(823)	(365)	(131)	(417)	(548)

Transactions with owners of the
Company, recognized directly in equity:
Share-based payments	-	5	-	-	-	-	5	-	5

Balance as at December 31, 2018	19,980	58,344	758	(1,736)	1,396	(227)	78,515	(1,558)	76,957

The accompanying notes are an integral part of the condensed consolidated interim financial statements

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Changes in Equity

									Non-
									controlling	Total
	Attributable to shareholders of the Company								Interests	Equity
	Share	Share	Retained earnings (accumulated	Treasury	Translation reserve from foreign	Hedging	Transaction reserve with non-controlling
	capital	Premium	deficit)	shares	operations	Reserve	Interests	Total
		US$ in thousands*
For the six month ended June 30, 2019 (unaudited)
Balance as at January 1, 2019	22,757	66,453	862	(1,977)	1,590	(259)	-	89,426	(1,775)	87,651
Loss for the period	-	-	(3,132)	-	-	-	-	(3,132)	(1,876)	(5,008)
Other comprehensive loss for the period	-	-	-	-	1,662	(1,676)	-	(14)	(543)	(557)
Total comprehensive loss for the period	-	-	(3,132)	-	1,662	(1,676)	-	(3,146)	(2,419)	(5,565)

Transactions with owners of the
Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests (see Note 7)	-	-	-	-	-	-	6,394	6,394	5,580	11,974
Options exercise	9	13	-	-	-	-	-	22	-	22
Share-based payments	-	3	-	-	-	-	-	3	-	3

Balance as at June 30, 2019	22,766	66,469	(2,270)	(1,977)	3,252	(1,935)	6,394	92,699	1,386	94,085

* Convenience translation into US$ (exchange rate as at June 30, 2019: EUR 1 = US$ 1.139)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six	For the six	For the year	For the six
	months ended	months ended	ended December	months ended
	June 30, 2019	June 30, 2018	31, 2018	June 30, 2019
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
				Convenience
				Translation
	€ in thousands			into US$*
Cash flows from operating activities
Income (loss) for the period	(4,398)	(1,134)	604	(5,008)
Adjustments for:
Financing expenses, net	3,127	916	2,091	3,561
Depreciation	3,043	2,767	5,816	3,466
Share-based payment transactions	3	2	5	3
Share of losses (profits) of equity accounted investees	(31)	(501)	(2,545)	(35)
Payment of interest on loan from an equity
accounted investee	370	1,176	3,036	421
Change in trade receivables and other receivables	(1,744)	156	(17)	(1,986)
Change in other assets	(708)	135	37	(806)
Change in receivables from concessions project	646	622	1,431	736
Change in accrued severance pay, net	8	17	15	9
Change in trade payables	1,065	328	633	1,212
Change in other payables	1,054	(310)	(1,565)	1,202
Income tax expense (tax benefit)	514	(182)	215	585
Income taxes paid	-	(16)	(77)	-
Interest received	835	888	1,835	951
Interest paid	(2,655)	(2,597)	(4,924)	(3,024)

Net cash provided by operating activities	1,129	2,267	6,590	1,287
Cash flows from investing activities
Acquisition of fixed assets	(44,519)	(2,606)	(3,708)	(50,706)
Acquisition of subsidiary, net of cash acquired	(1,000)	-	(1,000)	(1,139)
Repayment of loan from an equity accounted investee	-	490	1,540	-
Proceeds from marketable securities	-	-	3,316	-
Proceeds from settlement of derivatives, net	532	223	664	606
Proceeds (investment) in restricted cash, net	(5,219)	1,604	(3,107)	(5,944)
Repayment (grant) of loan to others	3,500	-	(3,500)	3,986

Net cash used in investing activities	(46,706)	(289)	(5,795)	(53,197)
Cash flows from financing activities
Repayment of long-term loans and finance lease
Obligations	(4,158)	(14,727)	(17,819)	(4,736)
Repayment of Debentures	(4,532)	-	(4,668)	(5,162)
Proceeds from options	19	-	-	22
Sale of shares and shareholders loan in subsidiaries to non-controlling interests	14,062	-	-	16,016
Proceeds from long term loans, net	58,894	34,501	34,745	67,079

Net cash from financing activities	64,285	19,774	12,258	73,219

Effect of exchange rate fluctuations on cash and cash
equivalents	(55)	(104)	(133)	(64)
Increase in cash and cash equivalents	18,653	21,648	12,920	21,245
Cash and cash equivalents at the beginning
of the period	36,882	23,962	23,962	42,008
Cash and cash equivalents at the end of the period	55,535	45,610	36,882	63,253

* Convenience translation into US$ (exchange rate as at June 30, 2019: EUR 1 = US$ 1.139)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 1 - General

A.

Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company involved in the production of renewable and clean energy. The Company owns seventeen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, the Company owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, (iii) 51% Talasol Solar S.L.U (hereinafter – “Talasol”), which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project”), and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

B.          Material events in the reporting period

In April 2019, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l. sold 49% of the outstanding shares of Talasol to GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (24.5%, respectively) (together, the “Partners”) pursuant to a Credit Facilities Assignment and Sale and Purchase of Shares Agreement (the “SPA”). Following consummation of the transactions contemplated by the SPA, the Company indirectly owns 51% of Talasol’s shares. For further information see Note 7.

On April 30, 2019, the Talasol Project reached financial closing. Total CAPEX of the Talasol Project is expected to be approximately €228 million, of which an aggregate amount of approximately €131 million will be provided by a term loan under the project finance obtained by Talasol from Rabobank, ABN AMRO and Deutsche Bank (commercial tranche) and the European Investment Bank. For more information see Note 10.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 2 - Basis of Preparation

A.          Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2018 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on September 25, 2019.

B.          Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgment when making assessments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Except as described below and that mentioned in Note 3.A, the significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

Estimate/judgment	Principal assumptions	Possible effects

Determining whether an arrangement contains a lease
In order to determine whether an arrangement contains a lease, the Company assesses whether the arrangement conveys the right to control the use of an identified asset for a period of time in exchange for consideration, while examining whether throughout the lease term it has the right to obtain substantially all the economic benefits from use of the identified asset and the right to direct the identified asset’s use.
Recognition of right-of-use asset and lease liabilities or recognition of current expenses.

Determining the lease term
In order to determine the lease term, the Company takes into consideration the period over which the lease is non-cancellable, including renewal options that it is reasonably certain it will exercise and/or termination options that it is reasonably certain it will not exercise.
An increase or decrease in the initial measurement of a right-of-use asset and lease liability and in depreciation and financing expenses in subsequent periods.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its annual financial statements. Presented hereunder is a description of the changes in accounting policies applied in these condensed consolidated interim financial statements and their effect:

A.          Initial application of new standards, amendments to standards and interpretations

As from January 1, 2019 the Company applies the new standards and amendments to standards described below:

(1)          IFRS 16, Leases (hereinafter in this section: “IFRS 16” or “the standard”)

As from January 1, 2019 (hereinafter: “the date of initial application”) the Company applies International Financial Reporting Standard 16, Leases (hereinafter: “IFRS 16” or “the standard”), which replaced International Accounting Standard 17, Leases (hereinafter: "IAS 17" or "the previous standard").

The main effect of the standard’s application is reflected in annulment of the existing requirement from lessees to classify leases as operating (off-balance sheet) or finance leases and the presentation of a unified model for lessees to account for all leases similarly to the accounting treatment of finance leases in the previous standard. Until the date of application, the Company classified most of the leases in which it is the lessee as operating leases, as it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS 16, for agreements in which the Company is the lessee, the Company recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Company has a right to control identified assets for a specified period of time, other than exceptions specified in the standard. Accordingly, the Company recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36 and recognizes financing expenses on a lease liability. Therefore, as from the date of initial application, lease payments relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are capitalized to assets and written down as depreciation and amortization expenses.

The Company elected to apply the standard using the modified retrospective approach, with an adjustment to the balance of retained earnings as at January 1, 2019 and without a restatement of comparative data. In respect of all the leases, the Company elected to apply the transitional provisions such that on the date of initial application it recognized a liability at the present value of the balance of future lease payments discounted at its incremental borrowing rate at that date calculated according to the average duration of the remaining lease period as from the date of initial application, and concurrently recognized a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the date of initial application. Therefore, application of the standard did not have an effect on the Company’s equity at the date of initial application.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

A.	Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 16, Leases (cont'd)

Furthermore, as part of the initial application of the standard, the Company has chosen to apply the following expedients:

(1)	Relying on a previous definition and/or assessment of whether an arrangement is a lease in accordance with current guidance with respect to agreements that exist at the date of initial application;
(2)	Applying a single discount rate to a portfolio of leases with reasonably similar characteristics;
(3)
Applying the practical expedient regarding the recognition and measurement of short-term leases, for both leases that end within 12 months from the date of initial application and leases for a period of up to 12 months from the date of their inception for all  groups of underlying assets to which the right-of-use relates;

The table below presents the cumulative effects of the items affected by the initial application on the statement of financial position as at January 1, 2019:

	According to		According to
	IAS 17	The change	IFRS 16
	(Unaudited)
	€ in thousands
Right-of-use asset	-	4,192	4,192
Deferred tax assets	-	1,040	1,040
Lease liabilities	-	4,192	4,192
Deferred tax liabilities	-	1,040	1,040

In measurement of the lease liabilities, the Company discounted lease payments using the nominal incremental borrowing rate at January 1, 2019. The discount rates used to measure the lease liability range between 2.56% and 4.57% (weighted average of 3.4%). This range is affected by differences in the lease term, differences between asset groups, and so forth.

As a result of applying IFRS 16, in relation to the leases that were classified as operating leases according to IAS 17, the Company recognized right-of-use assets and lease liabilities as at June 30, 2019 in the amount of EUR 4,134 thousand and EUR 4,167 thousand, respectively. Furthermore, instead of recognizing lease expenses in relation to those leases, during the six month period ended June 30, 2019 the Company recognized additional depreciation expenses in the amount of EUR 144 thousand, and additional financing expenses in the  amount of EUR 110 thousand.

Presented hereunder are the main changes in accounting policies following the application of IFRS 16 as from January 1, 2019.

(1)          Determining whether an arrangement contains a lease

On the inception date of the lease, the Company determines whether the arrangement is a lease or contains a lease, while examining if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In its assessment of whether an arrangement conveys the right to control the use of an identified asset, the Company assesses whether it has the following two rights throughout the lease term:

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

A.          Initial application of new standards, amendments to standards and interpretations (cont’d)

(1)          IFRS 16, Leases (cont'd)

(1)          Determining whether an arrangement contains a lease (cont’d)

(a)	The right to obtain substantially all the economic benefits from use of the identified asset; and

(b)	The right to direct the identified asset’s use.

(2)          Leased assets and lease liabilities

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments.
Since the interest rate implicit in the Company's leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.
The Company elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

(3)          The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(4)          Variable lease payments

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset.
Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

(5)          Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, for Lands of PV sites- 20-25 years.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 3 - Significant Accounting Policies (cont’d)

(2)          IFRIC 23, Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 for uncertainties in income taxes. According to IFRIC 23, when determining the taxable profit (loss), tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments, the entity should assess whether it is probable that the tax authority will accept its tax position. Insofar as it is probable that the tax authority will accept the entity’s tax position, the entity will recognize the tax effects on the financial statements according to that tax position. On the other hand, if it is not probable that the tax authority will accept the entity’s tax position, the entity is required to reflect the uncertainty in its accounts by using one of the following methods: the most likely outcome or the expected value. IFRIC 23 clarifies that when the entity examines whether or not it is probable that the tax authority will accept the entity’s position, it is assumed that the tax authority with the right to examine any amounts reported to it will examine those amounts and that it has full knowledge of all relevant information when doing so. Furthermore, according to IFRIC 23 an entity has to consider changes in circumstances and new information that may change its assessment. IFRIC 23 also emphasizes the need to provide disclosures of the judgments and assumptions made by the entity regarding uncertain tax positions. IFRIC 23 is applied using the cumulative effect approach. The application of IFRIC 23 did not have a material effect on the financial statements.

(3)          Amendment to IAS 28, Investments in Associates and Joint Venture: Long-Term Interests in Associates or Joint Ventures (hereinafter – the “Amendment”)

The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28. The Amendment clarifies that for long-term interests that form part of the entity’s net investment in the associate or joint venture, the entity shall first apply the requirements of IFRS 9 and then apply the instructions of IAS 28 with respect to the remainder of those interests, so that the long-term interests are in the scope of both IFRS 9 and IAS 28. The application of the Amendment did not have a material effect on the financial statements.

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 5 - Restricted Cash, Deposits and Marketable Securities
	June 30,	December 31,
	2019	2018
	€ in thousands
	Unaudited	Audited
Marketable securities (1)	2,204	2,132
Short-term restricted cash (2)	1,315	4,653
Long-term restricted non-interest bearing bank deposits (3)	3,222	408
Restricted cash, long-term bank deposits (4)	7,695	1,654
Long-term restricted cash and deposits	10,917	2,062

1.	The Company invested in a traded Corporate Bond (rated Baa3 by Moody's) with a coupon rate of 4.435% and a maturity date of December 30, 2020 and in 5.8% WACHOVIA Fixed Interest Float.
2.	Current accounts securing short term obligations.
3.
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements.

4.	Bank deposits used to secure obligations under loan agreements and to secure the Company's forward contracts.

Note 6 - Trade and Other Receivables

	June 30,	December 31,
	2019	2018
	€ in thousands
	Unaudited	Audited
Current Assets:
Other receivables
Government authorities	2,728	2,706
Income receivable	5,490	3,830
Interest receivable	19	6
Current tax	218	195
Current maturities of loan to an equity accounted investee	-	415
Trade receivable	451	156
Forward contracts	-	529
Inventory	351	-
Loan to others	-	3,500
Prepaid expenses and other	2,150	1,286
	11,407	12,623
Non-current Assets: Long term receivables
Advance tax payment	861	996
Financial asset (1)	5,326	-
Annual rent deposits	59	27
Other	412	432
	6,658	1,455
(1)

Power financial hedge in respect of approximately 80% of the output of the Talasol Project for a period of 10 years. The power produced by the Talasol Project is expected to be sold in the open market for the then current market power price. The hedge transaction is expected to hedge the risks associated with fluctuating electricity market prices.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Investee Companies and Other Investments

Information about investee companies and other investments

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”)-

The Company, through its wholly owned subsidiary, Ellomay Clean Energy Ltd. (“Ellomay Energy”), entered into an Investment Agreement (the “Dori Investment Agreement”) with Amos Luzon Entrepreneurship and Energy Group Ltd. (formerly - Dori Group Ltd.) (the “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). Dorad holds production and supply licenses, both expiring in May 2034 and commenced commercial operation in May 2014.

Dorad provided guarantees in favor of the Israeli Electricity Authority, the Israeli Electric Company and the Israel Natural Gas Lines Ltd. These guarantees were provided through Dorad’s shareholders at their proportionate holdings, as required by the financing agreements executed by Dorad. Total performance guarantees provided by Dorad amounted to approximately NIS 172,000 thousand (approximately €40,400 thousand). The Company's indirect share of guarantees that Dorad provided through its shareholders is approximately NIS 16,000 thousand (approximately €3,800 thousand).

On February 14, 2018, Standard & Poor's Maalot announced that it had upgraded its rating of Dorad's senior debt. As a result of the increase in the rating and in accordance with Dorad's financing agreements with its financing corporations, the annual interest rate of Dorad's loans was reduced by 0.4% to 8.1% as from July 13, 2018.

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

In connection with the description of the petition to approve a derivative claim filed by Dory Energy and Hemi Raphael included in Note 6 to the annual financial statements, in January 2019, Dori Energy, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, and Dori Energy’s representative on the Dorad board of directors filed their response to the request for permission to file an appeal submitted by Edelcom and Zorlu to the Israeli Supreme Court. On January 30, 2019, the arbitrator ruled to cancel the evidentiary hearings scheduled for March and April 2019 and determined that the parties are to immediately schedule new hearing dates. Following requests submitted by Zorlu and the Edelsburg Group in connection with discovery on behalf of Dori Energy and EAIS, on January 23, 2019 the parties filed a notice of an agreed-upon process in the matter pursuant to which Dori Energy and EAIS will submit updated discovery on January 24, 2019. In February 2019, the Edelsburg Group submitted a request to delete sections of EAIS response and EAIS and Dori Energy submitted a request to remove redactions from discovery. On February 12, 2019, the Israeli Supreme Court ruled by a majority ruling that the appeal submitted should be accepted by removing the arbitrator from her position and determined that the respondents in the proceedings will pay expenses to Zorlu in the amount of NIS 10,000. In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings are scheduled during March-June 2020.

The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Investee Companies and Other Investments (cont’d)

Information about investee companies and other investments (cont’d)

A.          U. Dori Energy Infrastructures Ltd. (“Dori Energy”) - (cont’d)

Petition to Approve a Derivative Claim filed by Edelcom

Please see above under “Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael” for updates in connection with the description of the petition to approve a derivative claim filed by Edelcom included in Note 6 to the annual financial statements. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding.

Statement of Claim filed by Edelcom

In connection with the description of the statement of claim filed by Edelcom included in Note 6 to the annual financial statements, on July 31, 2019, Edelcom (together with Edeltech and Mr. Edelsburg) submitted a notice of withdrawal of the statement of claim. On August 11, 2019, Dori Energy submitted its response to the notice requesting that the claim be rejected and expenses and legal fees will be determined for the benefit of Dori Energy. In light of the notice of withdrawal, the Company estimates (after consultation with its legal counsel) that the claim will be deleted or rejected.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad's board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the "Dorad 2 Project") on the agenda of this meeting. Zorlu claimed that while the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom Ltd. ("Edelcom"), which holds 18.75% of Dorad, are opposed to this project, including due to the current disagreements among Dorad's shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad's funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIC and the Dorad board members submitted their responses and requested that the petition be dismissed. The petition is scheduled for hearings during December 2019. The Company estimates (after consulting with legal counsel), that at this early stage it is not yet possible to assess the outcome of the proceeding. To the Company’s knowledge, the Dorad 2 Project is currently under internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 7 - Investee Companies and Other Investments (cont’d)

B.          Talasol Solar S.L.U (“Talasol”) -

In April 2019, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l. sold 49% of the outstanding shares of Talasol to GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (24.5%, respectively) (together, the “Partners”) pursuant to a Credit Facilities Assignment and Sale and Purchase of Shares Agreement (the “SPA”). The SPA provides that Ellomay Luxembourg will assign to the Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol Project. The SPA provides that the legal risks will be transferred to the Partners on the closing date and the economic yields and results of operations of Talasol’s business will be transferred to the Partners as from December 31, 2018. The aggregate purchase price of approximately EUR 16.1 million represents 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol Project’s financing as of the closing date of the SPA (approximately EUR 4.9 million), plus a payment for 49% of Talasol’s shares (approximately EUR 4.9 million) plus a premium of approximately EUR 6.3 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the engineering, procurement and construction (“EPC”) agreement of the Talasol Project. Ellomay Luxembourg and the Partners also entered into a Partners’ Agreement (the “PA”) setting forth the relationship between the prospective shareholders of Talasol, the governance and management of Talasol, the funding and financing of Talasol and the mechanism for future transfers of Talasol’s shares. As these changes in the Company’s ownership interest in Talasol did not result in loss of control, they were accounted for as equity transactions and the Company therefore recognized in Equity an amount of approximately EUR 6.3 million, less associated expenses in the amount of approximately EUR 0.7 million.

In addition, following consummation of the transactions contemplated by the SPA in April 2019, the Partners also provided shareholder loans to finance the construction costs of the Talasol Project in the aggregate amount of approximately EUR 37.7 million and an additional aggregate amount of EUR 2.8 million as contingent equity intended to cover unexpected CAPEX should they occur.

Note 8 - Financial Instruments

Fair value

(1)          Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables and other payables are the same or proximate to their fair value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(1)          Financial instruments measured at fair value for disclosure purposes only (cont’d)

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2019
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	49,808	51,619	-	-
Loans from banks and others (including current maturities)	127,750	-	130,512	-	Future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fixed rate for 5 years 2.9%-3.1%, Discount rate of Euribor+ 2%, and 4.65% Linkage to Consumer price index in Israel
	177,558	51,619	130,512	-

	December 31, 2018
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	51,343	49,190	-	-
Loans from banks and others (including current maturities)	66,092	-	66,233	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, Discount rate of Euribor + 1.85%, fixed rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel
	117,435	49,190	66,233	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)          Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.
—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2019
	Level 1	Level 2	Level 3	Total
	€ in thousands

Income receivable in connection with the Erez electricity pumped storage project	-	-	1,354	1,354
Marketable securities	-	2,204	-	2,204
Forward contracts	-	(597)	-	(597)
Swap contracts	-	(8,486)	-	(8,486)
Currency swap	-	(993)	-	(993)
Power financial hedge	-	5,326	-	5,326
Loans granted to associates	-	-	9,877	9,877

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	€ in thousands

Income receivable in connection with the Erez electricity pumped storage project	-	-	1,282	1,282
Marketable securities	-	2,132	-	2,132
Forward contracts	-	977	-	977
Swap contracts	-	632	-	632
Currency swap	-	2,117	-	2,117
Loans granted to associates	-	-	9,189	9,189

There have been no transfers from any Level to another Level during the six months ended June 30, 2019.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 8 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)          Details regarding fair value measurement at Levels 2 and 3

Income receivable in connection with the Erez electricity pumped storage project - The fair value of the income receivable in connection with the Erez electricity pumped storage project was calculated according to the cash flows expected to be received in 4.5 years following the financial closing of the project, discounted at a weighted interest rate of 2.36% reflecting the credit risk of the debtor.

Marketable securities – Market price.

Forward contracts – Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Swap contracts – Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap – Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Power financial hedge – Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments and the expected electricity prices, including the adjustment required for the parties’ credit risks.

Loans granted to associates - Fair value is measured by discounting the expected future cash flows derived from Dorad's financial model, over the period of the loan and using interest rates based on CAPM model.

Note 9 - Operating Segments

The basis of segmentation and the measurement basis for the segment profit or loss are the same as that presented in Note 22 regarding operating segments in the annual financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

Segment assets consist of current assets, fixed assets and intangible assets, as included in reports provided regularly to the chief operating decision maker.

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the period ended June 30, 2019
	€ in thousands

Revenues	5,274	1,553	2,151	-	2,941	29,890	-	41,809	(31,506)	10,303
Operating expenses	(582)	(274)	(169)	-	(2,430)	(23,755)	-	(27,210)	23,755	(3,455)
Depreciation expenses	(1,710)	(450)	(1,107)	-	(659)	(2,414)	-	(6,340)	3,297	(3,043)
Gross profit (loss)	2,982	829	875	-	(148)	3,721	-	8,259	(4,454)	3,805
Project development costs									(2,714)	(2,714)
General and
administrative expenses									(1,879)	(1,879)
Share of profits of equity
accounted investee									31	31
Other income, net									-	-
Operating loss										(757)
Financing income									870	870
Financing income in connection
with derivatives, net									460	460
Financing expenses, net									(4,457)	(4,457)
Loss before taxes
on Income										(3,884)
Segment assets as at
June 30, 2019	54,194	18,591	37,104	105,228	18,808	109,492	2,631	346,048	(57,967)	288,081

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the period ended June 30, 2018
	€ in thousands

Revenues	4,830	1,472	2,001	-	1,391	27,718	-	37,412	(29,261)	8,151
Operating expenses	(804)	(290)	(254)	-	(1,262)	(21,742)	-	(24,352)	24,742	(2,610)
Depreciation expenses	(1,779)	(416)	(1,031)	-	(391)	(2,364)	-	(5,981)	3,214	(2,767)
Gross profit (loss)	2,247	766	716	-	(262)	3,612	-	7,079	(4,305)	2,774
Project development costs									(1,771)	(1,771)
General and
administrative expenses									(1,977)	(1,977)
Share of profits of equity
accounted investee									501	501
Other income, net									73	73
Operating loss										(400)
Financing income									1,588	1,588
Financing expenses in connection
with derivatives, net									285	285
Financing expenses, net									(2,789)	(2,789)
Loss before taxes
on Income										(1,316)
Segment assets as at
June 30, 2018	56,376	15,956	35,651	-	19,546	106,293	2,244	236,066	(19,317)	216,749

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 9 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Bio Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2018
	€ in thousands

Revenues	9,560	3,033	4,011	-	4,483	58,063	-	79,150	(61,033)	18,117
Operating expenses	(1,579)	(574)	(507)	-	(3,682)	(44,600)	-	(50,942)	44,600	(6,342)
Depreciation expenses	(3,569)	(828)	(2,042)	-	(1,081)	(4,811)	-	(12,331)	6,515	(5,816)
Gross profit (loss)	4,412	1,631	1,462	-	(280)	8,652	-	15,877	(9,918)	5,959
Project development costs									(2,878)	(2,878)
General and
administrative expenses									(3,600)	(3,600)
Share of profits of equity
accounted investee									2,545	2,545
Other income, net									884	884
Operating profit										2,910
Financing income									2,936	2,936
Financing income in connection
with derivatives, net									494	494
Financing expenses, net									(5,521)	(5,521)
Profit before taxes
on Income										819
Segment assets as at
December 31, 2018	54,539	16,799	34,258	15,169	18,879	105,246	2,318	247,208	(36,048)	211,160

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Loans and Borrowings

A.	Presented hereunder are details of new loans received during the six month period ended June 30, 2019, relating to the Company’s principal loans and borrowings:

					June 30, 2019
		Original	Interest	Payment	Face	Carrying
Identity of	Loan	amount of	Mechanism	date of	value	amount
borrower	date	loan	and rate	principal	€ in thousands
Four of the Company’s Spanish subsidiaries	March 2019	17.6 million EUR	Annual interest rate equal to the Euribor 6 month rate plus a margin of 2%	June 30 and December 31 of each of the years 2019-2037	16,961	19,949

			Less current maturities		1,041	1,375

			Total material Company loans issued in the period		15,920	18,574

On March 12, 2019, four of the Company’s Spanish indirect wholly-owned subsidiaries entered into a facility agreement governing the procurement of project financing in the aggregate amount of approximately €18.4 million with Bankinter, S.A., or the Facility Agreement. The Facility Agreement amount consists of four tranches in the aggregate amount of €17.6 million and a revolving credit facility to attend the debt service if needed, for a maximum amount of €0.8 million granted to any of the four Spanish Subsidiaries.

The termination date of the Facility Agreement is December 31, 2037 and an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) is repaid semi-annually on June 30 and December 31. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule.

The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Spanish Subsidiaries' net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1.

The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Spanish Subsidiaries' net debt to regulatory value ratio is equal to or higher than 0.7:1.

The four Spanish Subsidiaries entered into the swap agreements on March 12, 2019 with respect to approximately €17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%.

The Project Finance documents require that security interests be provided in connection with the following: (i) the Spanish Subsidiaries' shares (held by the Company's wholly-owned subsidiary, Ellomay Luxemburg Holdings S.àr.l. ("Ellomay Lux"), (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Loans and Borrowings (cont’d)

B.	The Talasol Project Finance –

On April 30, 2019, the Talasol Project reached financial closing. The Talasol Project Finance includes the following facilities:

a)
A term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the power hedge agreement that Talasol entered into last June (the “PPA”, i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility;

b)
A revolving debt service reserve facility in the amount of €4.45 million, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (a) above has been repaid in full. Loan amounts drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.5% until technical completion, (ii) 2.25% from technical completion until the 5th anniversary of technical completion, (iii) 2.50% from the 5th anniversary of technical completion until the termination date of the PPA, and (iv) 2.75% from the termination date of the PPA until the termination date;

c)
A VAT facility in the amount of €6.67 million, with a term ending on June 30, 2021, repaid by using balances available in the VAT reimbursement account but in no event later than June 30, 2021. Loan amounts drawn from this facility will bear an annual interest of 1 month Euribor (with a zero floor) plus a margin of 2%;

d)
A letter of credit facility in the initial amount of €12 million, with a term ending on September 30, 2030, to be repaid in full on its termination date and bearing an annual interest of (i) 1.25% for amounts cash covered, and (ii) 2% for any other amounts;

e)
A term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of Euribor synchronous with the applicable interest period described below plus a margin (expected to be 1.76%); and

f)
A revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month Euribor (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 10 - Loans and Borrowings (cont’d)

B.	The Talasol Project Finance (cont’d) –

During the construction period, interest payments on the term, revolving debt and VAT facilities will be made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation.

The Talasol Project Finance documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxemburg), (ii) pledges over accounts, (iii) pledges over Talasol Project’s documents, (iv) pledges over receivables under the shareholders loans, (v) security assignment of hedging claims and (vi) promissory equipment mortgage.

In connection with the Talasol Project Finance, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Talasol and the Company undertook separately to (indirectly) retain at least 50.1% of the shares in Talasol and not to buy any debt of, or hedging claims against, Talasol from the entities providing the financing to the Talasol Project.

On April 30, 2019, Talasol entered into a swap agreement, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412%.

As the financing was structured for the term of the PPA signed in connection with the Talasol Project (ten years) plus additional three years beyond the term of the PPA, the Talasol Project Finance documentation requires Talasol to prepay the term loans via cash-sweeps to ensure that the term loans are repaid in full until the termination date of the PPA. Talasol has the option to place the relevant cash sweep amounts on a reserve account instead, and, in the event it enters into a satisfactory new power purchase agreement or power hedge agreement, the amounts on the reserve account may be transferred to the operating account of Talasol, to the extent they are not required in prepayment of the term loans to ensure that during the remainder of the term loans the base case ratios are complied with.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Unaudited Interim Financial Statements

Note 11 - Subsequent Events

a)
On July 17, 2019 the Company issued 800,000 ordinary shares to several Israeli classified investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 39.20 and the gross proceeds to the Company were approximately NIS 31.3 million.

b)
On July 25, 2019 the Company issued NIS 89,065,000 principal amount of unsecured non-convertible Series C Debentures (“Series C Debentures“) through a public offering that was limited to residents of Israel at a fixed annual interest rate of 3.3%. The gross proceeds of the offering were approximately NIS 89.1 million (including offering expenses and commissions of approximately NIS 1.6 million). The Series C Debentures are traded on the TASE (Tel Aviv Stock Exchange).

c)
In March 2019, the Company executed a binding term sheet with Ludan and several entities affiliated with Ludan for the acquisition by Ellomay Luxemburg Holdings S.àr.l., the Company’s wholly-owned subsidiary, of 49% of the companies that own the anaerobic digestion plans in Goor and Oude-Tonge, both in the Netherlands for an acquisition price of approximately EUR 3 million. The acquisition was consummated in July 2019.

d)
In August 2019, the Israeli Electricity Authority (the “Authority”) published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad), and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Authority’s publication, which includes a call for public comments (the hearing process), the Authority is proposing to revoke the current protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. Dorad is examining the Authority’s publication and the potential implications on Dorad and its financial results, while preparing to mitigate the implications of the proposed revisions and to change the proposed revisions by presenting its position and claims at the public hearing and by acting together with the Israeli Private Electricity Manufacturers Forum.